SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Retek Inc.

(Name of Subject Company (Issuer))

SAP America, Inc.
Sapphire Expansion Corporation

(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

76128Q109
(CUSIP Number of Class Securities)

Brad C. Brubaker
Sr. Vice President, General Counsel and Corporate Secretary
SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073
USA
+1 610 661 1000

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

A. Peter Harwich
Eric S. Shube
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
USA
+1 212 610 6300

CALCULATION OF FILING FEE:

Transaction valuation*	Amount of filing fee

$725,029,327	$85,336

☑      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$65,942
Form or Registration No.:	Schedule TO
Filing Party:	SAP America, Inc. and Sapphire Expansion Corporation
Date Filed:	March 4, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

* For purposes of calculating amount of filing fee only. This amount is based upon (a) the maximum number of shares to be purchased pursuant to the Amended Offer and (b) the price offered per share.

SCHEDULE TO

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 4, 2005, as amended by Amendment No. 1 filed on March 9, 2005, Amendment No. 2 filed on March 14, 2005 and Amendment No. 3 filed on March 17, 2005, which relates to the offer by Sapphire Expansion Corporation (Sapphire Expansion), a Delaware corporation and a wholly owned subsidiary of SAP America, Inc. (SAP America), a Delaware corporation and a wholly owned subsidiary of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (SAP AG), a company incorporated under the laws of the Federal Republic of Germany, to purchase all outstanding shares of common stock, par value $0.01 per share (the Shares), of Retek Inc., a Delaware corporation (Retek), at a price of $11.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 4, 2005 (the Offer to Purchase), as amended and supplemented by the supplement thereto dated March 17, 2005 (the Supplement) and in the related revised Letter of Transmittal (the Letter of Transmittal, which, together with the Offer to Purchase and the Supplement, as each may be amended or supplemented from time to time, constitutes the Amended Offer). This Amendment No. 4 is being filed on behalf of SAP America and Sapphire Expansion.

ITEM 1. SUMMARY TERM SHEET.

     Item 1 is hereby supplemented and amended as follows:

     The information set forth in the “Summary Term Sheet” of the Supplement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     Item 2 is hereby supplemented and amended as follows:

     (a)-(c) The information set forth on the cover page, in the “Introduction,” in Section 5 (“The Tender Offer—Information Concerning Retek”) and in Section 7 (“The Tender Offer—Price Range of the Shares”) of the Supplement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 is hereby supplemented and amended as follows:

     (a)(1) The information set forth in the “Summary Term Sheet,” the “Introduction,” Section 1 (“The Tender Offer—Terms of the Amended Offer”), Section 2 (“The Tender Offer—Acceptance for Payment and Payment”), Section 3 (“Procedures for Accepting the Offer and Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 6 (“The Tender Offer—United States Federal Income Tax Considerations”) and Section 12 (“The Tender Offer— The Amended Merger Agreement”) of the Supplement is incorporated herein by reference.

     (a)(2) The information set forth in the “Summary Term Sheet,” the “Introduction,” Section 6 (“The Tender Offer—United States Federal Income Tax Considerations”), Section 9 (“The Tender Offer—Appraisal Rights”) and Section 12 (“The Tender Offer— The Amended Merger Agreement”) of the Supplement is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 5 is hereby supplemented and amended as follows:

     (a)-(b) The information set forth in Section 8 (“The Tender Offer—Information Concerning SAP AG, SAP America and Sapphire Expansion”), Section 11 (“The Tender Offer—Further Contacts with Retek”) and Section 12 (“The Tender Offer— The Amended Merger Agreement”) of the Supplement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Item 6 is hereby supplemented and amended as follows:

     (a) and (c)(1)-(7) The information set forth in the “Summary Term Sheet,” the “Introduction,” Section 9 (“The Tender Offer—Appraisal Rights”), Section 11 (“The Tender Offer—Further Contacts with Retek”) and Section 12 (“The Tender Offer— The Amended Merger Agreement”) of the Supplement is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 is hereby supplemented and amended as follows:

     (a), (b) and (d) The information set forth in Section 10 (“The Tender Offer—Source and Amount of Funds”) of the Supplement is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the “Introduction” and Section 16 (“The Tender Offer—Fees and Expenses”) of the Supplement is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is hereby supplemented and amended as follows:

     (a) The information set forth in the “Introduction,” Section 2 (“The Tender Offer—Acceptance for Payment and Payment”), Section 3 (“The Tender Offer—Procedures for Accepting the Offer and Tendering Shares”), Section 9 (“The Tender Offer—Appraisal Rights”), Section 12 (“The Tender Offer—The Amended Merger Agreement”) and Section 15 (“The Tender Offer—Legal Matters”) of the Supplement is incorporated herein by reference.

     (b) The Supplement, the revised Letter of Transmittal and the Amendment to the Agreement and Plan of Merger dated as of March 16, 2005, among SAP America, Sapphire Expansion and Retek are incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase dated March 4, 2005.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary advertisement published March 4, 2005.*
(a)(1)(H)	Supplement to the Offer to Purchase dated March 17, 2005.
(a)(1)(I)	Revised Letter of Transmittal.
(a)(1)(J)	Revised Notice of Guaranteed Delivery.
(a)(1)(K)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(L)	Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press release issued by SAP AG, SAP America and Retek on February 28, 2005.*
(a)(5)(ii)	Transcript of conference call held by SAP AG and Retek on February 28, 2005.*
(a)(5)(iii)	Press release issued by SAP AG on March 9, 2005.*
(a)(5)(iv)	Press release issued by SAP AG, SAP America and Retek on March 17, 2005.*
(b)	None.
(d)(1)	Agreement and Plan of Merger dated as of February 28, 2005, among SAP America, Sapphire Expansion and Retek.*
(d)(2)	Amendment to Agreement and Plan of Merger dated as of March 16, 2005, among SAP America, Sapphire Expansion and Retek.
(g)	None.
(h)	None.

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 17, 2005 that the information set forth in this statement is true, complete and correct.

SCHEDULE TO

SAPPHIRE EXPANSION CORPORATION
By:	/s/ JAMES MACKEY
	Name:	James Mackey
	Title:	President

SAP AMERICA, INC.
By:	/s/ BRAD C. BRUBAKER
	Name:	Brad C. Brubaker
	Title:	Authorized Signatory

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated March 4, 2005.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary advertisement published March 4, 2005.*
(a)(1)(H)	Supplement to the Offer to Purchase dated March 17, 2005.
(a)(1)(I)	Revised Letter of Transmittal.
(a)(1)(J)	Revised Notice of Guaranteed Delivery.
(a)(1)(K)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(L)	Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press release issued by SAP AG, SAP America and Retek on February 28, 2005.*
(a)(5)(ii)	Transcript of conference call held by SAP AG and Retek on February 28, 2005.*
(a)(5)(iii)	Press release issued by SAP AG on March 9, 2005.*
(a)(5)(iv)	Press release issued by SAP AG, SAP America and Retek on March 17, 2005.*
(b)	None.
(d)(1)	Agreement and Plan of Merger dated as of February 28, 2005, among SAP America, Sapphire Expansion and Retek.*
(d)(2)	Amendment to Agreement and Plan of Merger dated as of March 16, 2005, among SAP America, Sapphire Expansion and Retek.
(g)	None.
(h)	None.

*	Previously filed.